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                          November 1, 2022

       Dana Russell
       Chief Financial Officer
       Vivint Smart Home, Inc.
       4931 North 300 West
       Provo , UT 84604

                                                        Re: Vivint Smart Home,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-38246

       Dear Dana Russell:

              We have reviewed your October 4, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 22, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations.
       Adjusted EBITDA, page 60

   1. We note your response to prior comment number 1. Please remove the adjustment
                                                           Consumer financing
fees    from Adjusted EBITDA as your presentation substitutes an
                                                        individually tailored
revenue recognition and measurement method for that of GAAP.
                                                        Refer to Question
100.04 of the Non-GAAP Compliance and Disclosure Interpretations.
 Dana Russell
FirstName LastNameDana
Vivint Smart Home, Inc. Russell
Comapany 1,
November  NameVivint
             2022     Smart Home, Inc.
November
Page 2    1, 2022 Page 2
FirstName LastName
        You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services